EMAIL: KSchlesinger@olshanlaw.com

DIRECT DIAL: 212.451.2252

October 23, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	BitNile Metaverse, Inc.
Registration Statement on Form S-1 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of BitNile Metaverse, Inc., a Nevada corporation (the “Company”), on October 20, 2023, we submitted in electronic format for filing with the U.S. Securities and Exchange Commission (the “Commission”), pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of the Company’s Registration Statement on Form S-1 for the registration of 25,000,000 shares of common stock that the Company may sell from time to time pursuant to Rule 415 under the Securities Act.

Should any member of the Commission’s staff have any questions concerning the Registration Statement or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact Henry C.W. Nisser, President, General Counsel and Director of the Company (tel.: (646) 650-5044) or to the undersigned (tel.: (212) 451-2252).

Very truly yours,

/s/ Kenneth A. Schlesinger
Kenneth A. Schlesinger

Enclosures

cc:	Henry C.W. Nisser, Esq.
Spencer G. Feldman, Esq.